Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 2, 2007 relating to the combined statements of net assets to be sold as of October 1, 2006 and January 1, 2006, and the combined statements of revenue and direct operating expenses for the nine months ended October 1, 2006 and the years ended January 1, 2006 and January 2, 2005 for the ACT and Balmex Brands of Johnson & Johnson, which are incorporated herein by reference. We also consent to the reference to us under the heading “Experts” in this Registration Statement on Form S-3.

/s/ PricewaterhouseCoopers LLP

New York, NY

June 22, 2007